Filed Pursuant to Rule 424(b)(3)
Registration No. 333-205960

GRIFFIN-AMERICAN HEALTHCARE REIT IV, INC.
SUPPLEMENT NO. 4 DATED OCTOBER 15, 2018
TO THE PROSPECTUS DATED APRIL 9, 2018

This document supplements, and should be read in conjunction with, our prospectus dated April 9, 2018, as supplemented by Supplement No. 3 dated August 29, 2018, which superseded and replaced all prior supplements to our prospectus. Unless otherwise defined in this Supplement No. 4, capitalized terms used have the same meanings as set forth in our prospectus. The purpose of this Supplement No. 4 is to disclose:

•	the status of our public offering;

•
our acquisition of Missouri SNF Portfolio, located in Florissant, Kansas City, Milan, Moberly, Salisbury, Sedalia, St. Elizabeth and Trenton, Missouri; our acquisition of a joint venture interest in Trilogy REIT Holdings, LLC; and our potential acquisition of Modesto MOB, located in Modesto, California;

•	the declaration of distributions to our stockholders; and

•	updates to our Loan Agreement with Bank of America, N.A.

Status of Our Public Offering
We commenced our initial public offering of shares of our common stock on February 16, 2016. We are offering up to approximately $2,800,000,000 in shares of Class T common stock and $200,000,000 in shares of Class I common stock in our primary offering. We are also offering up to an aggregate of $150,000,000 in shares of our Class T and Class I common stock pursuant to our distribution reinvestment plan, as amended, or DRIP. We reserve the right to reallocate the shares of common stock we are offering between the primary offering and the DRIP, and among classes of stock.

As of October 5, 2018, we had received and accepted subscriptions in our offering for 55,815,922 shares of Class T common stock, or approximately $558,275,000, and 3,618,816 shares of Class I common stock, or approximately $33,808,000, excluding shares of our common stock issued pursuant to the DRIP. As of October 5, 2018, approximately $2,241,725,000 in shares of our Class T common stock and $166,192,000 in shares of our Class I common stock remained available for sale to the public pursuant to our offering, excluding shares available pursuant to the DRIP. We will sell shares of our common stock in our offering until the earlier of February 16, 2019, or the date on which the maximum offering amount has been sold.

Acquisitions

The following information should be read in conjunction with the discussion contained in the “Prospectus Summary — Description of Investments” section beginning on page 10 of our prospectus and the “Investment Objectives, Strategy and Criteria — Real Estate Acquisitions — Acquired Properties” section beginning on page 132 of our prospectus:

Acquired Properties

As of October 5, 2018, we had completed 28 real estate acquisitions whereby we owned 56 properties, comprising 58 buildings, or approximately 3,389,000 square feet of gross leasable area, or GLA, for an aggregate contract purchase price of $714,490,000. We completed one acquisition between August 25, 2018 and October 5, 2018, as set forth below:

Acquisition(1)	Type of Property	GLA (Sq Ft)	Occupancy	Date Acquired	Contract Purchase Price	Line of Credit and Term Loan(2)	Property Taxes(3)	Location
Missouri SNF Portfolio	Skilled Nursing	385,000	100%	09/28/18	$88,200,000	$87,000,000	$212,000	Florissant, Kansas City, Milan, Moberly, Salisbury, Sedalia, St. Elizabeth and Trenton, MO
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(1)	We own 100% of our property acquired between August 25, 2018 and October 5, 2018.

(2)	Represents borrowings under our line of credit and term loan with Bank of America, N.A., or Bank of America, and KeyBank, National Association, or KeyBank, at the time of acquisition.

(3)	Represents the real estate taxes for such property for 2017.

We financed the purchase of Missouri SNF Portfolio using net proceeds from our offering and borrowings under our line of credit with Bank of America and KeyBank, as described in the table above. We paid our advisor a base acquisition fee of 2.25% of the aggregate contract purchase price paid for Missouri SNF Portfolio. We also accrued a Contingent Advisor Payment of 2.25% of the aggregate contract purchase price paid, which shall be paid to our advisor subject to the satisfaction of certain conditions as described more fully in our prospectus. American Healthcare Investors or its designated personnel provide property management oversight services and receive a property management oversight fee of 1.0% of the gross monthly cash receipts with respect to Missouri SNF Portfolio. Among other things, American Healthcare Investors or its designated personnel have the authority to negotiate and enter into leases of our properties on our behalf (in substantial conformance with approved leasing parameters and the operating plan), to incur costs and expenses, to authorize payment of property cash flow or reserves and to require that we provide sufficient funds for the payment of operating expenses. Other affiliates of ours may receive additional fees or other compensation as a result of our property acquisition in accordance with the compensation provisions described in our prospectus.

Concurrent with the closing of the acquisition of Missouri SNF Portfolio, we, through our subsidiaries, GAHC4 Kansas City MO SNF, LLC, GAHC4 Salisbury MO SNF, LLC, GAHC4 Florissant MO SNF, LLC, GAHC4 Sedalia MO SNF, LLC, GAHC4 Milan MO SNF, LLC, GAHC4 Trenton MO SNF, LLC, GAHC4 Moberly MO SNF, LLC and GAHC4 St. Elizabeth MO SNF, LLC, or collectively referred to herein as Missouri SNF Landlord, entered into a master lease, or the Missouri SNF Master Lease, with RC Tier Properties, L.L.C., or Missouri SNF Tenant, an affiliate of Reliant Care Management Group, L.L.C., for Missouri SNF Portfolio.

The Missouri SNF Master Lease constitutes one indivisible lease for the eight skilled nursing facilities in Missouri SNF Portfolio. The material terms of the Missouri SNF Master Lease provide for: (i) a 15-year absolute net lease with a term commencing on September 28, 2018 with extension options for two additional ten-year terms; (ii) initial annual base rent in the amount of $7,629,000 (split among the eight facilities in accordance with facility-specific operating subleases); (iii) minimum rent for subsequent years subject to increases tied to the consumer price index with a floor of 2% and a cap of 3%; (iv) capital expenditures required to be completed on a per facility basis during each calendar year, based on a five calendar year historical average; and (v) all tenant obligations under the Missouri SNF Master Lease to be unconditionally guaranteed in favor of Missouri SNF Landlord by Reliant Care Management, L.L.C., RC Tier Associates, L.L.C. and the operator subtenants pursuant to lease guaranties. The Missouri SNF Master Lease also contains covenants, terms and conditions that are customary for master leases and transactions of this type.

Currently, we have no plans for any significant renovations, improvements or developments with respect to Missouri SNF Portfolio over the next few years. We believe that the property is adequately covered by insurance and is suitable for its intended purpose. Missouri SNF Portfolio faces competition from nearby skilled nursing facilities that provides comparable services.

The following information is hereby inserted in our prospectus immediately following the section of our prospectus captioned “Investment Objectives, Strategy and Criteria — Real Estate Acquisitions — Acquired Properties” section beginning on page 132 of our prospectus:

Acquisition of Joint Venture Interest
Effective as of October 1, 2018, we, through GAHC4 Trilogy JV, LLC, or GAHRIV Trilogy JV, a wholly-owned subsidiary of Griffin-American Healthcare REIT IV Holdings, LP, our operating partnership, purchased 6.0% of the total membership interests in Trilogy REIT Holdings, LLC, or the Trilogy Joint Venture, for $48,000,000 in cash, based on an estimated gross enterprise value of $93,154,000 consisting of our equity investment and a calculated pro rata share of the debt of the Trilogy Joint Venture based on our ownership interest. We acquired the Trilogy Joint Venture membership interests from Trilogy Holdings NT-HCI, LLC, a wholly-owned subsidiary of NorthStar Healthcare Income Operating Partnership, LP, the operating partnership of NorthStar Healthcare Income, Inc., or collectively NHI, unaffiliated third parties. We financed the acquisition of the Trilogy Joint Venture membership interests using net proceeds from our offering and borrowings under our line of credit with Bank of America and KeyBank. In connection with the purchase of the Trilogy Joint Venture membership interests, we paid to our advisor a base acquisition fee of approximately $2,096,000, or 2.25% of the estimated gross enterprise value of the Trilogy Joint Venture membership interests acquired by us. Additionally, we have accrued for a contingent advisor payment of approximately $2,096,000, or 2.25% of the estimated gross enterprise value of the Trilogy Joint Venture membership interests acquired by us, which shall be paid to our advisor, subject to the satisfaction of certain conditions.
As a result of our acquisition of these Trilogy Joint Venture membership interests, the Trilogy Joint Venture is 70.0% indirectly owned by Griffin-American Healthcare REIT III, Inc., or GAHR III, 24.0% indirectly owned by NHI and 6.0% indirectly owned by us. The wholly-owned subsidiary through which GAHR III owns a 70.0% interest in the Trilogy Joint Venture serves as the manager of the Trilogy Joint Venture. Both GAHR III and us are sponsored by American Healthcare Investors. Through Trilogy Real Estate Investment Trust, a Maryland statutory trust and subsidiary of the Trilogy Joint Venture, the Trilogy Joint Venture owns approximately 96.7% of the outstanding equity interests of Trilogy Investors, LLC, a Delaware limited liability company, or Trilogy. Trilogy owns and operates purpose-built integrated senior healthcare facilities, including skilled nursing facilities and assisted living facilities, located across several states, as well as certain ancillary businesses.
In connection with our acquisition of the 6.0% Trilogy Joint Venture membership interest, GAHRIV Trilogy JV was admitted as a member of the Trilogy Joint Venture and entered into a First Amended and Restated Limited Liability Company Agreement of the Trilogy Joint Venture, or the Amended JV Agreement, with the other members of the Trilogy Joint Venture. GAHRIV Trilogy JV will be subject to the existing transfer rights of the other members of the Trilogy Joint Venture, including drag-along, forced sale and other rights, and will have tag-along rights in certain circumstances. GAHRIV Trilogy JV initially will not have any representation on the Trilogy board of directors and will not have voting representation on the Trilogy board of directors unless GAHRIV Trilogy JV becomes a Qualifying Member (as defined in the Amended JV Agreement). In addition, any interested-party transaction between GAHRIV Trilogy JV and the Trilogy Joint Venture or Trilogy will require approval by the other non-interested members of the Trilogy Joint Venture, and approval by GAHRIV Trilogy JV will be required of any interested-party transactions by the other members of the Trilogy Joint Venture in certain circumstances.
American Healthcare Investors or its designated personnel provide property management oversight services and receive a property management oversight fee of 1.5% of the gross monthly cash receipts with respect to our interest in the Trilogy Joint Venture. Other affiliates of ours may receive additional fees or other compensation as a result of our interest in the Trilogy Joint Venture in accordance with the compensation provisions described in our prospectus.

The following information should be read in conjunction with the discussion contained in the “Investment Objectives, Strategy and Criteria — Real Estate Acquisitions — Potential Acquisitions” section beginning on page 136 of our prospectus:

Potential Acquisitions

Between August 25, 2018 and October 5, 2018, we, through our subsidiaries, entered into a purchase and sale agreement for the acquisition of the following property from an unaffiliated third party:

Property Name	Type of Property	GLA (Sq Ft)	Occupancy	Contract Purchase Price	Date of Purchase Agreement	Location
Modesto MOB	Medical Office	56,000	92.1%	$16,000,000	09/13/18	Modesto, CA

Modesto MOB

On September 13, 2018, we, through GAHC4 Modesto CA MOB, LLC, our wholly-owned subsidiary, entered into a ground lease assignment, purchase agreement and escrow instructions with MPCW Mchenry Owner, LLC, or Modesto Seller, and Ticor Title Company of California, as escrow agent, for the purchase of Modesto MOB, a three-story, multi-tenant medical office building consisting of approximately 56,000 square feet of GLA located in Modesto, California, for a contract purchase price of $16,000,000, plus closing costs. We are not affiliated with Modesto Seller or Ticor Title Company of California.

We expect that American Healthcare Investors or its designated personnel will provide property management oversight services and receive a property management oversight fee of 1.5% of the gross monthly cash receipts with respect to Modesto MOB. We intend to finance the purchase of Modesto MOB from funds raised through our offering and debt financing. We also anticipate paying an acquisition fee based on the aggregate contract purchase price of the property to our advisor in connection with the acquisition of such property, as described in our prospectus. We anticipate closing the acquisition of Modesto MOB during the fourth quarter of 2018; however, we can give no assurance that the closing will occur within this timeframe, or at all. This potential acquisition is subject to substantial conditions to closing. Our decision to consummate the acquisition will generally depend upon:

•	the satisfaction of the conditions to the acquisition contained in the relevant agreements;

•	no material adverse change occurring relating to the property, the tenants or in the local economic conditions;

•	our receipt of sufficient net proceeds from this offering and financing proceeds to make the acquisition; and

•	our receipt of satisfactory due diligence information, including an appraisal, environmental reports and lease information.

Due to the considerable conditions that must be satisfied in order to acquire this property, we cannot give any assurances that the closing of this acquisition is probable.

In evaluating this property as a potential acquisition and determining the appropriate amount of consideration to be paid for the property, we have considered a variety of factors including the overall valuation based on net operating income, or NOI, location, demographics, quality of the tenants, length of leases, price per square foot, occupancy, and the fact that the overall rental rate is comparable to market rates. We believe that this property is well located, well maintained and has been professionally managed. The property will be subject to competition from similar medical office buildings within its market area and its economic performance could be affected by changes in local economic conditions. We have not considered any other factors materially relevant to our decision to acquire this property.

Declaration of Distributions

The third paragraph of the “Prospectus Summary — Distribution Policy” section on page 25 of our prospectus and the ninth paragraph of the “Description of Capital Stock — Distribution Policy” section beginning on page 196 of our prospectus are superseded in their entirety as follows:

On June 28, 2016, our board of directors authorized a daily distribution to our Class T stockholders of record as of the close of business on each day of the period commencing on July 1, 2016 and ending on September 30, 2016 and to our Class I stockholders of record as of the close of business on each day of the period commencing on the date that the first Class I share was sold and ending on September 30, 2016. Subsequently, our board of directors authorized on a quarterly basis, a daily distribution to our Class T and Class I stockholders of record as of the close of business on each day of the quarterly periods commencing on October 1, 2016 and ending on December 31, 2018. The daily distributions were or will be calculated based on 365 days in the calendar year and are equal to $0.001643836 per share of our Class T and Class I common stock, which is equal to an annualized distribution of $0.60 per share. These distributions were or will be aggregated and paid in cash or shares of our common stock pursuant to the DRIP monthly in arrears, only from legally available funds.

Loan Agreement with Bank of America, N.A.

The following information should be read in conjunction with the discussion contained in the “Investment Objectives, Strategy and Criteria — Our Strategies and Policies With Respect to Borrowing — Entry Into Loan Agreement with Bank of America, N.A.” section beginning on page 122 of our prospectus:

On September 28, 2018, we entered into a Second Amendment to Credit Agreement with Bank of America, as administrative agent, and the subsidiary guarantors and lenders named therein. Prior to entering into the Second Amendment to Credit Agreement, the Credit Agreement provided for a $50,000,000 term loan credit facility and a $150,000,000 revolving credit facility. The term loan credit facility and the revolving credit facility are collectively referred to as the Credit Facilities. The material terms of the Second Amendment to Credit Agreement provide for an increase in the term loan commitment by an aggregate amount equal to $150,000,000. As a result of the Second Amendment to Credit Agreement, the aggregate borrowing capacity under the Credit Facilities was $350,000,000 as of September 28, 2018. There were $200,000,000 in borrowings outstanding and $150,000,000 remained available under the Credit Facilities as of September 28, 2018. Except as modified by the Second Amendment to Credit Agreement, the material terms of the Credit Agreement, as amended, remain in full force and effect.

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